                                                                                                                                                                                                                 EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor Company (1)		Reorganized Company (1)
(Dollars in thousands)	For the Year Ended December 31,	For the Two Months Ended February 28,	For the Ten Months Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,	For the Three Months Ended March 31,
	2001	2002	2002	2003	2004	2005	2005	2006

Earnings:

(Loss) income before income taxes and discontinued operations	$ (69,116)	$ 1,493,157	$ (297,417)	$ (29,481)	$ 8,750	$ 2,051	$ (2,393)	$ 1,482
Fixed charges excluding capitalized interest	55,403	9,613	22,259	27,407	19,386	23,118	5,338	8,090
Earnings	$ (13,713)	$ 1,502,770	$ (275,158)	$ (2,074)	$ 28,136	$ 25,169	$ 2,945	$ 9,572

Fixed Charges:

Interest expense, including amorti- zation of debt issue costs	$ 15,956	$ 2,908	$ 13,147	$ 17,327	$ 9,218	$ 12,470	$ 2,810	$ 4,584
Interest capitalized	64	7	76	68	77	1,200	-	304
Interest portion of rental expense	39,447	6,705	9,112	10,080	10,168	10,648	2,528	3,506
Fixed charges	$ 55,467	$ 9,620	$ 22,335	$ 27,475	$ 19,463	$ 24,318	$ 5,338	$ 8,394

Ratio of Earnings to Fixed Charges	(2)	156.21	(2)	(2)	1.45	1.03	(2)	1.14

(1)

The term "Predecessor Company" refers to our operations for periods prior to our emergence from proceedings under Chapter 11 of the United States Bankruptcy Code on March 1, 2002, while the term "Reorganized Company" is used to describe our operations for periods beginning March 1, 2002 and thereafter.

(2)

Earnings were inadequate to cover fixed charges by $69,180, $297,493, $29,549, and $2,393 for the year ended December 31, 2001, the ten months ended December 31, 2002, the year ended December 31, 2003 and the three months ended March 31, 2005, respectively.